FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/20/2024

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2249 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:/s/ Guillermo Etchepareborda	By:/s/Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: February 20, 2024

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2023 and 2022 and
for the years ended on December 31, 2023, 2022 and 2021

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2023	2022	2021

Net sales	5	17,610,092	16,414,466	16,090,744
Cost of sales	6	(14,050,737)	(12,487,282)	(9,895,070)

Gross profit		3,559,355	3,927,184	6,195,674

Selling, general and administrative expenses	7	(1,471,678)	(1,143,646)	(950,124)
Other operating (expense) income, net	9	110,337	(84,019)	25,586

Operating income		2,198,014	2,699,519	5,271,136

Finance expense	10	(125,376)	(46,737)	(26,997)
Finance income	10	255,009	75,145	62,912
Other financial (expenses) income, net	10	(6,179)	(98,541)	56,547
Equity in earnings of non-consolidated companies	14	105,305	37,114	400,732
Effect related to the increase of the participation in Usiminas	3	(171,045)	—	—
Recycling of other comprehensive income related to Usiminas	3	(934,946)	—	—

Profit before income tax expense		1,320,782	2,666,500	5,764,330

Income tax expense	11	(334,408)	(573,728)	(1,397,139)

Profit for the year		986,374	2,092,772	4,367,191

Attributable to:
Owners of the parent		676,043	1,767,516	3,825,068
Non-controlling interest		310,331	325,256	542,123

Profit for the year		986,374	2,092,772	4,367,191

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.34	0.90	1.95

The accompanying notes are an integral part of these consolidated financial statements.

Page 4 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2023	2022		2021

Profit for the year	986,374	2,092,772		4,367,191

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(9,108)	1,253		(484)
Currency translation adjustment from participation in non-consolidated companies (1)	980,884	41,455		(39,997)
Changes in the fair value of financial instruments at fair value through other comprehensive income (2)	(554,737)	29,121		960
Income tax related to financial instruments at fair value	(46,859)	(11,045)	0	(299)
Changes in the fair value of derivatives classified as cash flow hedges	22,721	60		278
Income tax relating to cash flow hedges	(6,824)	(20)		(83)
Other	(300)	1,705		—
Other comprehensive income items from participation in non-consolidated companies	—	159		(106)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(52,127)	24,567		46,777
Income tax relating to remeasurement of post employment benefit obligations	4,829	(6,994)		(13,965)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	6,013	6,862		1,662

Other comprehensive income (loss) for the year, net of tax	344,492	87,123		(5,257)

Total comprehensive income for the year	1,330,866	2,179,895		4,361,934

Attributable to:
Owners of the parent	1,141,928	1,841,194		3,818,185
Non-controlling interest	188,938	338,701		543,749

Total comprehensive income for the year	1,330,866	2,179,895		4,361,934
(1) See note 3 (c).
(2) See note 18.

The accompanying notes are an integral part of these consolidated financial statements.

Page 5 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2023		December 31, 2022

ASSETS

Non-current assets
Property, plant and equipment, net	12	7,637,687		6,261,887
Intangible assets, net	13	996,048		944,409
Investments in non-consolidated companies	14	517,265		821,571
Other investments	18	210,930		100,716
Deferred tax assets	20	1,713,385		200,237
Receivables, net	15	1,073,245	12,148,560	318,690	8,647,510

Current assets
Receivables, net	15	686,394		261,813
Current income tax assets	15	486,470		400,949
Derivative financial instruments	22	15,406		227
Inventories, net	17	4,948,376		3,470,215
Trade receivables, net	16	2,065,499		1,180,689
Other investments	18	1,975,646		1,875,026
Cash and cash equivalents	18	1,846,013	12,023,804	1,653,355	8,842,274

Assets classified as held for sale			6,740		1,764

			12,030,544		8,844,038

Total Assets			24,179,104		17,491,548

EQUITY
Capital and reserves attributable to the owners of the parent			12,418,595		11,845,959

Non-controlling interest			4,393,264		1,922,434

Total Equity			16,811,859		13,768,393

LIABILITIES

Non-current liabilities
Provisions	19	839,921		81,422
Deferred tax liabilities	20	170,820		162,742
Other liabilities	21	1,148,998		538,214
Trade payables		12,030		1,112
Lease liabilities	23	188,913		190,134
Borrowings	24	1,205,961	3,566,643	532,701	1,506,325

Current liabilities
Current income tax liabilities		137,388		135,703
Other liabilities	21	429,713		344,843
Trade payables		2,232,654		1,187,600
Derivative financial instruments	22	8,220		505
Lease liabilities	23	52,174		49,015
Borrowings	24	940,453	3,800,602	499,164	2,216,830

Total Liabilities			7,367,245		3,723,155

Total Equity and Liabilities			24,179,104		17,491,548
The accompanying notes are an integral part of these consolidated financial statements.

Page 6 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,394

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in kind to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)				—				—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) See note 3 (c).
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(6) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 2 and on October 31, 2023, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(7) See note 3 (f).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 7 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the year							1,767,516	1,767,516	325,256	2,092,772
Other comprehensive income (loss) for the period
Currency translation adjustment						39,525		39,525	3,183	42,708
Remeasurement of post employment benefit obligations				21,864				21,864	2,571	24,435
Cash flow hedges and others, net of tax				20				20	20	40
Others (4)				12,269				12,269	7,671	19,940

Total comprehensive income (loss) for the year	—	—	—	34,153	—	39,525	1,767,516	1,841,194	338,701	2,179,895

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (6)				(223)				(223)	(3,993)	(4,216)

Balance as of December 31, 2022	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) Represents $ 0.27 per share ($ 2.70 per ADS). Related to the dividends distributed on May 3 and on November 2, 2022, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 11.2 million were included in equity as deduction of dividend paid.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 8 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the year							3,825,068	3,825,068	542,123	4,367,191
Other comprehensive income (loss) for the period
Currency translation adjustment						(37,564)		(37,564)	(2,917)	(40,481)
Remeasurement of post employment benefit obligations				30,447				30,447	4,027	34,474
Cash flow hedges and others, net of tax				100				100	95	195
Others				134				134	421	555

Total comprehensive income (loss) for the year	—	—	—	30,681	—	(37,564)	3,825,068	3,818,185	543,749	4,361,934

Dividends paid in cash (4)							(569,292)	(569,292)	—	(569,292)
Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of December 31, 2021	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2021, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 3 and on November 2, 2021, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 9 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2023	2022	2021

Cash flows from operating activities
Profit for the year		986,374	2,092,772	4,367,191
Adjustments for:
Depreciation and amortization	12 & 13	657,692	616,492	591,790
Impairment charge	4 (f), 9 & 12	42,316	99,000	—
Income tax accruals less payments	27 (b)	(160,940)	(1,195,561)	578,285
Equity in earnings of non-consolidated companies	14	(105,305)	(37,114)	(400,732)
Interest accruals less payments/receipts, net	27 (b)	(45,139)	(24,795)	5,901
Changes in provisions	19	(64,447)	(1,069)	11,761
Changes in working capital (1)	27 (b)	321,081	1,152,498	(2,617,789)
Net foreign exchange results and others		(236,499)	50,720	140,908
Non-cash effects related to the increase of the participation in Usiminas	3	1,105,991	—	—

Net cash provided by operating activities		2,501,124	2,752,943	2,677,315

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(1,460,677)	(580,553)	(523,610)
Increase in other investments	18	(717,534)	(770,638)	(579,010)
Proceeds from the sale of property, plant and equipment		2,477	1,912	1,752
Dividends received from non-consolidated companies		43,075	28,884	56,275
Acquisition of business
Purchase consideration	3	(118,686)	—	—
Cash acquired	3	781,072	—	—
Acquisition of non-controlling interest		—	(4,216)	(757)

Net cash used in investing activities		(1,470,273)	(1,324,611)	(1,045,350)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(569,292)	(530,031)	(569,292)
Lease payments		(58,900)	(49,410)	(45,604)
Proceeds from borrowings		354,946	285,908	246,046
Repayments of borrowings		(493,111)	(722,644)	(485,526)

Net cash used in financing activities		(766,357)	(1,016,177)	(854,376)

Increase in cash and cash equivalents		264,494	412,155	777,589

Movement in cash and cash equivalents
At January 1,		1,653,355	1,276,605	537,882
Effect of exchange rate changes		(71,836)	(35,405)	(38,866)
Increase in cash and cash equivalents		264,494	412,155	777,589

Cash and cash equivalents at December 31, (3)		1,846,013	1,653,355	1,276,605

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(233,538)	(112,293)	—
Acquisition of PP&E under lease contract agreements		16,061	13,961	13,758
Adjustments related to post-retirement benefits and contingencies		171,987	—	—
(1) The working capital is impacted by non-cash movement of $ 129.3 million as of December 31, 2023 ($ 24.9 million and $ (12.5) million as of December 31, 2022 and 2021, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes capital expenditures of $ 1,201,639 and advances to suppliers for property, plant and equipment of $ 259,048.
(3) It includes restricted cash of $ 3,129, $ 30 and $ 58 as of December 31, 2023, 2022 and 2021, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 2,186,420, $ 1,975,490 and $ 1,357,484 as of December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Page 10 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Page 11 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2023 and 2022, this special tax reserve amounted to $ 4.7 billion and $ 5.2 billion, respectively . The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

Page 12 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2024), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2023 and 2022, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2024. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

Page 13 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2023	2022	2021
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.49%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.49%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.22%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.22%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.22%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.22%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.22%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.22%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.61%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.47%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy projects.	62.57%	62.57%	—
Usinas Siderúrgicas de Minas Gerais S.A. (16)	Brazil	Manufacturing and selling of steel products	23.30%	—	—
Mineração Usiminas S.A. (17)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	—	—
Soluções Em Aço Usiminas S.A. (18)	Brazil	Manufacturing and selling of steel products	16.05%	—	—

Page 14 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2023	2022	2021
Usiminas Mecânica S.A. (19)	Brazil	Engineering and other services	23.30%	—	—
Rios Unidos logistica e transporte de açõ Ltda. (19)	Brazil	Logistics and distribution of steel-derived products	23.30%	—	—
Usiminas Internatioonal S.À R.L. (20)	Luxembourg	Holding	23.30%	—	—
Usiminas Participações E Logística S.A. (21)	Brazil	Logistics and distribution of steel-derived products	17.48%	—	—
Metalcentro Ltda. (22)	Brazil	Other services	23.30%	—	—
Ternium Participaçoes S.A.em liquidaçao (23)	Brazil	Holding	—	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S.(24)	Colombia	Manufacturing and selling of steel products	—	—	100.00%
Impeco S.A. (25)	Argentina	Manufacturing of pipe products	—	—	62.49%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights was 100.00% in 2020.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Argentina S.A. Total voting rights held: 100.00%.
(16) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42,57%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29,80%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29,32%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42,53%.
(20) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42,57%.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 31,97%.
(22) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42,53%.
(23) This company was dissolved as of January 2, 2023.
(24) This company was merged into Ternium Colombia S.A.S. as of November 30, 2022.
(25) This company was dissolved as of February 16, 2022.

The most material non-controlling interest is related to the investment in Ternium Argentina S.A. (“Ternium Argentina”) and Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), being both listed companies in the Buenos Aires Stock Exchange and in the B3 Brazilian Stock Exchange, respectively.

For more information about Ternium Argentina, see note 30 and information publicly available in the Buenos Aires Stock Exchange webpage.

Under Usiminas’ annual accounts as of December 31, 2023, and for the year then ended, revenues amounted to $ 5,534 million (2022: $ 6,287 million), net profit from continuing operations to $ 328 million (2022: $ 405 million), total assets to $ 8,296 million (2022: $ 7,666 million), total liabilities to $ 2,812 million (2022: $ 2,705 million) and shareholders’ equity to $ 5,484 million (2022: $ 4,962 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

Page 15 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

Page 16 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

Page 17 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands

Property, plant and equipment (note 12)	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million.

Since the acquisition date and to December 31, 2023, revenues and net income from Usiminas amounted to $ 2,737 and $ 129 million, respectively. Had the acquisition occurred on January 1, 2023, pro-forma revenue and net income for the year ended December 31, 2023, would have been $ 5,517 million and $ 237 million, respectively. These amounts are unaudited and have been calculated considering the valuation of cost of sales under the FIFO method, the adjustments for changes in the accounting policies and the adjustments related to the fair value of assets and liabilities calculated for the purchase price allocation and its impact in results.

Page 18 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:

–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL 10 per share.
–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million ($ 249.3 million as of December 31, 2023), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million.

Page 19 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labour matters and based on the advice and assessment of internal and external legal advisors.

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	55,643
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Awaiting final outcome of the Appeal to the Superior Court of Justice (STJ).	29,772	30,440
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	13,722
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	9,809
Other contingencies		86,613	99,880

Provisions for contingencies recognized by Usiminas before business combination		199,677	209,494

Page 20 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	94,359
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	51,311
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	38,464
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	28,658
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	12,330
Other tax contingencies		206,335	199,692

Provisions for tax contingencies recognized as part of the business combination		432,488	424,814

Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	21,016
Other civil and other contingencies (1)		88,905	59,374
Provisions for civil and other contingencies recognized as part of the business combination		174,333	80,390

Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	24,814
Other labour contingencies (1)		22,532	20,499
Provisions for labour contingencies recognized as part of the business combination		49,655	45,313
(1) Composed of individually non-significative contingencies.

Page 21 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets for the recognition described in note 3 related to Usiminas.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Page 22 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company. Accounting policies of non-consolidated companies have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

Page 23 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for Usiminas and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

Page 24 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense, and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

Page 25 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

Put option valuation method

IFRS presents the following options to recognize the value of a put option:

- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.

Page 26 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-50 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2023, 2022 and 2021.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

Page 27 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee
The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Land	1-31 years
Buildings and facilities	1-26 years
Machinery	1-14 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
- Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
- Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

Page 28 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c) Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and in Usiminas and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

Mexico’s mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Usiminas’ mining concessions were granted for an indefinite period and until complete depletion of mineral reserves and are subject to the procedures set forth in applicable Brazilian mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2023, 2022 and 2021, is approximately 13%, 12% and 7% per year, respectively.

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $42.3 million.

Page 29 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration and evaluation is planned or budgeted;
•A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2023 and 2022, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to Steel Mexico CGU and $ 42.5 million to Mining Mexico CGU.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2023, 2022 and 2021 totaled $ 19.0 million, $ 16.3 million and $ 9.8 million, respectively.

Page 30 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. was entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils has been amortized using the units of slabs sold method. As of December 31, 2021, the asset related to this slab commitment agreement was fully amortized.

(7) Trademarks acquired in a business combination

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU’s fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.

Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.18%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

Page 31 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

Considering the macroeconomic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of December 31, 2023, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of December 31, 2023, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 17.3%.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2023, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 12.10% (as of December 31, 2022, 11.28%).

As of December 31, 2022, the Company recognized an impairment charge of $ 99.0 million over the property, plant and equipment in the Brazil CGU. As of December 31, 2023, Management assessed the business situation as of such date and concluded that the recovery of impairment indicators was not significantly enough, and that there were no significant positive events to proceed with a reversal of previously recognized impairment charges.

During the years 2023, 2022 and 2021, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs.

As of September 30, 2022, the Company recognized an impairment charge of $ 120.4 million over the investment in Usiminas. On July 3, 2023, the Company acquired an additional participation in Usiminas and started the full consolidation of assets and liabilities of Usiminas (see note 3). As of December 31, 2023, no impairment triggers were detected and, consequently, no impairment test was prepared.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Page 32 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

Judicial deposits are those made in a bank account, in connection with legal proceedings, in Brazilian currency and monetarily restated to ensure the settlement of potential future liabilities. Some judicial deposits that are linked to taxes payable in installments are presented at their net amount.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

Page 33 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(k) Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, as of December 31, 2023 and 2022 totals $ 6.7 million and $ 1.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings
Borrowings, including bonds and debentures issued by Usiminas, are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings, including bonds and debentures, are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
–Non-cancelable period of lease contracts;
–Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
–Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
–Increasing the carrying amount to reflect interest on the lease liability;
–Reducing the carrying amount to reflect lease payments made; and
–Re-measuring the carrying amount to reflect any reassessment or lease modifications.

Page 34 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations
The Company has defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Page 35 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income. For defined benefit plans, net defined benefit liability/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

Brazil

Usiminas operates various post-employment schemes, including defined benefit pension plans, defined/variable contribution pension plans and a post-retirement healthcare plan. The retirement plans offer to employees’ supplementary retirement and pension benefits and are managed by Previdência Usiminas, which in line with the applicable legislation, has as its main purpose the management and running of private pension plans.

Page 36 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

Usiminas has different defined benefit pension plans:
1) Benefit plan 1 (PB1), defined benefit plan, closed for new enrolments since November 1996.
2) Defined benefit plan (PBD), defined benefit plan, closed for new enrolments since December 2000; the beneficiaries of this plan are also entitled to self-funded retirement plan, vesting, redemption, and portability.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the market value of plan assets, adjusted for: (i) actuarial gains and losses; (ii) rules to determine the asset ceiling; and (iii) minimum funding requirements.

Usiminas has taken out debts in connection with the minimum requirements for payment of contributions, for the purpose of covering the gap in relation to the services already received. In the event of non-recoverable surplus, the debts taken are recognized as an additional liability in the computation of net actuarial liabilities.

The PBD plan debit balance is determined at the end of each year, based on a direct actuarial revaluation. During the subsequent year, the liability is adjusted by the monthly surplus or deficit determined in the PBD plan and by the amount of payments falling due in the period. The debt balance should be repaid in 148 installments.

Also, Usiminas has different defined contribution pension plans:

3) Benefit plan 2 (USIPREV), variable contribution benefit plan, operating since August 1998, provides post-employment benefits to the employees of the sponsor companies. Currently, this is the only plan accepting new enrolments.

4) COSIPREV, defined contribution plan has been closed for new enrolments since April 30, 2009. For this defined contribution plan (COSIPREV), Usiminas pays contributions to a private pension entity on compulsory, contractual or voluntary bases. The contributions are recognized as finance costs in the period in which they are due. The entity has no further payment obligations once the contributions have been paid.

USIPREV and COSIPREV plans have a Pension Fund formed from members’ account balances not used in benefit payouts. As provided for in the plans’ regulations, this Fund may be used to cover the cost of these plans in the future.

In addition, Usiminas has in place a post-retirement healthcare plan:

(a) CoSaúde, post-retirement healthcare benefits discontinued on November 30, 2021, with the subsequent restructuring of group plans to be offered to former beneficiaries, in compliance with the legal clauses and conditions.
(b) Saúde Usiminas, healthcare plan, which opened for enrolments to all employees and retirees in 2010 and was extinguished as of December 31, 2023, being replaced with two new plans: Usiexato and Usiflex. These two new plans provide with two different methods of payment to the members of the plans: a mixed method, with the Company offering the option of bearing 100% of the monthly fee for active employees until the termination of the labor contracts, or a contributory method, which allows the continuation of the healthcare services after resignation or retirement of the employees.

Page 37 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2023 and 2022, the outstanding liability corresponding to the Program amounts to $ 90.1 million and $ 79.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2023 and 2022, is $ 94.5 million and $ 88.6 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p) Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

Page 38 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r) Revenue recognition and other income
Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Usiminas Mecánica S.A., one of Usiminas’ subsidiaries, uses the percentage-of-completion (POC) method to account for the revenue from orders in progress sold at fixed prices. The use of the POC method requires Management to estimate the services performed up to the balance sheet date as a proportion of the total services to be performed.

Interest income is recognized on an effective yield basis.

(s) Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2023, 2022 and 2021, the capitalized borrowing costs were nil, $ 0.4 million and $ 6.3 million, respectively.

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

Page 39 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

Page 40 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2023 and 2022, the effective portion of designated cash flow hedges (net of taxes) amounted to $15,9 million and nil, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used as of December 31, 2023 was 12.10% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

Page 41 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(2)Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 839.9 million and $ 81.4 million as of December 31, 2023 and 2022, respectively.

(4)Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

Page 42 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

(5) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

(6) Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value of assets acquired and liabilities assumed, including estimation of cash flow projections with significant assumptions related to revenue forecasts, EBITDA margins, capital expenditures, discount rate and estimation of loss probability for the contingencies assumed. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(7) Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets predicting historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins.

Page 43 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
4.    ACCOUNTING POLICIES (continued)

(cc) Climate Change

Ternium is committed to the UN Global Compact Initiative, its sustainable development goals, and the world's efforts to address Climate Change.

The Company is determined to find ways to reduce the carbon footprint of its operations and the steel value chain. In February 2021, Ternium announced a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target consists of a multi-faceted approach that includes increasing the use of renewable energy and the development of energy efficiency strategies, increasing the participation of scrap in the metallic mix, improving the carbon capture capacity at its Direct Reduction Iron (“DRI”) facilities, replacing coking coal with charcoal and prioritizing lower specific-emission steelmaking technologies. The Company anticipates a change in its emission intensity rate starting in 2025 once the projects are operational.

In addition, Ternium is also exploring business opportunities such as selling the captured CO2 from its facilities in Mexico, marketing by-products of the process, and utilizing steel in solutions that promote energy efficiency and lower emissions in the supply chain. These sales currently represent a relatively small proportion of overall sales but are expected to increase in the coming years.

The Company intends to continue analyzing and developing measures to decarbonize its operations over the longer term with the ambition of achieving carbon neutrality. This endeavor will require significant long-term investments, conditioned by technology innovation, cooperation within the value chain, government regulations, and capital availability for decarbonization projects. Factors like access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulation that guarantee fair trade and carbon capture storage, access to sustainable finance for low emissions steel-making technologies, and changes in consumer behavior will be key in the development of solutions and the outcomes in the next decades.

Given that Ternium’s climate-change-related decarbonization plans span over many years and are subject to significant uncertainty as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2023, as well as on the company’s already approved or in process investment plans.

Page 44 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
5.    SEGMENT INFORMATION
As of December 31, 2023, the Company is organized in three operating segments: Steel, Mining and Usiminas. The CODM is still reviewing the new business structure to allocate resources and to assess the performance in future periods.

The Steel segment includes the sales of steel products done by the Company’s subsidiaries, other than Usiminas, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, other than Usiminas, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

The Usiminas segment included in the Company as from July 2023, following the increase of the participation, includes the sales of steel and mining products done by Usiminas. Usiminas’ activities include iron ore extraction, steel transformation, production of capital goods and logistics. Usiminas manufactures and sells various products and raw materials, such as flat steel, iron ore, stamped steel parts for the automotive industry and products for the civil construction and capital goods industry

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•In the case of Usiminas, the use of costs based in the weighted average cost, while, under IFRS, costs are calculated under the FIFO method.
•Other non-significant differences.

Page 45 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2023
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	2,404,189	(58,037)	64,423	(6,401)	2,404,174
Reconciliation:
Differences in Cost of sales					(206,160)

Operating income - Under IFRS					2,198,014

Financial income (expense), net					123,454
Equity in earnings (losses) of non-consolidated companies					105,305
Effect related to the increase of the participation in Usiminas					(171,045)
Recycling of other comprehensive income related to Usiminas					(934,946)

Income before income tax expense - IFRS					1,320,782

Net sales from external customers	14,909,209	96	2,700,787	—	17,610,092
Net sales from transactions with other operating segments of the same entity	285,025	500,401	31,620	(817,046)	—

Depreciation and amortization	(520,328)	(107,546)	(29,819)	—	(657,693)

	Year ended December 31, 2022
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	—	10,500	2,571,165
Reconciliation:
Differences in Cost of sales					128,354

Operating income - Under IFRS					2,699,519

Financial income (expense), net					(70,133)
Equity in earnings (losses) of non-consolidated companies					37,114

Income before income tax expense - IFRS					2,666,500

Net sales from external customers	16,414,334	132	—	—	16,414,466
Net sales from transactions with other operating segments of the same entity	—	410,636	—	(410,636)	—
Depreciation and amortization	(523,818)	(92,674)	—	—	(616,492)

	Year ended December 31, 2021
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	4,210,135	204,070	—	1,586	4,415,791
Reconciliation:
Differences in Cost of sales					855,345

Operating income - Under IFRS					5,271,136

Financial income (expense), net					92,462
Equity in earnings (losses) of non-consolidated companies					400,732

Income before income tax expense - IFRS					5,764,330

Net sales from external customers	16,043,033	47,711	—	—	16,090,744
Net sales from transactions with other operating segments of the same entity	—	478,559	—	(478,559)	—
Depreciation and amortization	(528,144)	(63,646)	—	—	(591,790)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 46 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company has no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2023 and 2022. In 2021 the Company had revenues attributable to Luxembourg related to a contract acquired as part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (2)	4,965,628	878,642	2,474,178	315,287	8,633,735

	Year ended December 31, 2022
	Mexico	Southern region	Brazil (1)	Other markets	Total

Net sales	8,949,104	3,853,390	743,713	2,868,259	16,414,466

Non-current assets (2)	4,769,161	859,351	1,265,013	312,771	7,206,296

	Year ended December 31, 2021
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,990,868	3,377,596	1,122,518	2,599,762	16,090,744

Non-current assets (2)	4,789,273	861,149	1,373,377	310,035	7,333,834
(1)The non-current assets value includes the impact of the impairment charge of $ 99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets.

REVENUES BY PRODUCT

	Year ended December 31,
	2023	2022	2021

Slabs	177,240	640,231	1,304,437
Hot rolled (1)	7,913,232	6,991,466	6,356,576
Cold rolled	2,379,499	1,951,702	1,990,143
Coated (2)	5,708,328	5,704,765	5,303,394
Roll-formed and tubular (3)	789,255	660,830	659,609
Billets, round bars and others	45,351	142,511	167,138
Other products (4)	597,187	322,961	309,447

TOTAL SALES	17,610,092	16,414,466	16,090,744
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

Page 47 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
6.    COST OF SALES

	Year ended December 31,
	2023	2022	2021

Inventories at the beginning of the year	3,470,214	3,908,305	2,001,781
Acquisition of business (Note 3)	1,707,311	—	—
Translation differences	(22,514)	—	—

Plus: Charges for the year
Raw materials and consumables used and other movements	11,193,050	9,773,523	9,835,504
Services and fees	250,333	183,003	151,251
Labor cost	940,411	862,593	689,614
Depreciation of property, plant and equipment	556,630	532,160	514,746
Amortization of intangible assets	47,374	43,947	23,519
Maintenance expenses	825,809	612,928	582,633
Office expenses	14,873	10,295	7,741
Insurance	24,867	15,184	12,309
Change of obsolescence allowance	4,707	20,804	3,965
Valuation allowance	(15,333)	15,333	—
Recovery from sales of scrap and by-products	(37,186)	(42,000)	(37,597)
Others	38,567	21,421	17,909

Less: Inventories at the end of the year	(4,948,376)	(3,470,214)	(3,908,305)

Cost of Sales	14,050,737	12,487,282	9,895,070

7.     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2023	2022	2021

Services and fees (1)	91,853	73,401	60,216
Labor cost	355,967	299,139	250,697
Depreciation of property, plant and equipment	16,562	13,990	14,153
Amortization of intangible assets	37,126	26,395	39,372
Maintenance and expenses	10,340	8,311	6,977
Taxes	164,935	170,216	160,254
Office expenses	72,426	41,921	34,968
Freight and transportation	681,416	499,127	365,455
Increase (decrease) of allowance for doubtful accounts	12,528	114	350
Others	28,525	11,032	17,682

Selling, general and administrative expenses	1,471,678	1,143,646	950,124
(1) For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 5,340, including $ 4,783 for audit services, $ 268 for audit-related services, $ 8 for tax services, and $ 281 for all other services.
For the year ended December 31, 2022, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,991, including $ 3,681 for audit services, $ 272 for audit-related services and $ 38 for all other services.
For the year ended December 31, 2021, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,241, including $ 3,157 for audit services, $ 78 for audit-related services and $ 6 for all other services.

Page 48 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2023	2022	2021

Wages, salaries and social security costs	1,216,566	1,093,105	878,347
Termination benefits	23,189	22,246	18,677
Post-employment benefits (Note 21 (i))	56,623	46,381	43,287

Labor costs	1,296,378	1,161,732	940,311
As of December 31, 2023, 2022 and 2021, the number of employees was 34,458, 20,510 and 20,142, respectively.

9.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Results of sundry assets	8,165	8,177	8,558
Gain from the agreement related to the post-retirement benefits from Usiminas	108,696	—	—
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	59,649	1,069	—
Other operating income (1)	—	5,735	40,587

Other operating income	176,510	14,981	49,145

Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	—	—	(11,761)
Impairment charge (2)	(42,316)	(99,000)	—
Reversal of the asset in connection with the slab commitment agreement (Note 4 (e) (6))	—	—	(11,798)
Other operating expense (1)	(23,857)	—	—

Other operating expense	(66,173)	(99,000)	(23,559)

Other operating income (expenses), net	110,337	(84,019)	25,586

(1) For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000. For the year ended December 31, 2021, it includes the recovery of certain tax credits in Brazil of $27,200.
(2) For the year ended December 31, 2023, see note 4 (e)(2). For the year ended December 31, 2022, see note 4(f).

Page 49 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Interest expense	(125,376)	(46,737)	(26,997)

Finance expense	(125,376)	(46,737)	(26,997)

Interest income	255,009	75,145	62,912

Finance income	255,009	75,145	62,912

Net foreign exchange gain (loss)	98,037	(163,740)	(36,761)
Change in fair value of financial assets	1,899	78,309	75,801
Derivative contract results	(60,183)	(2,132)	1,485
Others	(45,932)	(10,978)	16,022

Other financial income (expenses), net	(6,179)	(98,541)	56,547

11.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2023	2022	2021

Current tax
Current tax	(578,902)	(671,016)	(1,650,281)
Recovery of income tax	13,429	—	—

Deferred tax (Note 19)
Deferred tax	102,431	80,692	185,655
Effect of changes in tax law (1)	—	—	(9,117)
Recognition of previously unrecognized deferred tax assets (2)	128,634	—	—
Recovery of income tax	—	16,596	76,604

Income tax expense	(334,408)	(573,728)	(1,397,139)
(1) For 2021, it includes the modification of the tax rate in Argentina enacted in 2017 and modified in 2019 and 2021, setting the corporate income tax rate to 35% for the year 2021 going forward.
(2) It includes the recovery of unrecognized tax losses and temporary differences in Ternium Brasil Ltda.

Page 50 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
11.    INCOME TAX EXPENSE (continued)

Income tax expense for the years ended December 31, 2023, 2022 and 2021 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2023	2022	2021

Income before income tax	1,320,782	2,666,500	5,764,330
Income tax expense at statutory tax rate	(643,686)	(785,888)	(1,633,556)
Non taxable income	39,755	—	37,815
Non deductible expenses	—	(45,862)	—
Effect of currency translation on tax base (1)	180,582	241,426	131,115
Recognition of previously unrecognized deferred tax assets	128,634	—	—
Provision for tax losses	(53,122)	—	—
Recovery of income tax	13,429	16,596	76,604
Effect of changes in tax law	—	—	(9,117)
Income tax expense	(334,408)	(573,728)	(1,397,139)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.
On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after 31 December 2023.

The Company is within the scope of the rules, and therefore will be required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024.

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company.

Page 51 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
11.    INCOME TAX EXPENSE (continued)

In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.
The Company is in the process of assessing its exposure to the Pillar Two legislation and testing its situation under the OECD transitional safe harbor rules and expects no major impacts in relation to top-up tax due to the application of one or more of the transitional safe harbor rules.
Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted legislation is not yet reasonably estimable.

Page 52 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2023
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of January 1, 2023	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Opening net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887
Acquisition of business (note 3)	93,842	170,609	407,931	10,880	173,100	27,986	20,432	904,780
Translation differences	(41)	358	1,810	53	(790)	(183)	(869)	338
Additions	70,415	5,333	24,861	2,903	921,175	37,437	16,061	1,078,185
Disposals / Consumptions	(2,314)	(409)	(388)	(952)	(1,861)	(35,792)	(104)	(41,820)
Indexation	—	—	—	—	—	—	10,626	10,626
Transfers	4,179	139,552	343,301	27,825	(517,722)	(252)	—	(3,117)
Depreciation charge	—	(148,406)	(346,531)	(21,674)	—	(411)	(56,170)	(573,192)

Closing net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Values at the end of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)
Net book value as of December 31, 2023	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

	Year ended December 31, 2022
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value as of January 1, 2022	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Opening net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578
Translation differences	139	325	123	23	9	—	—	619
Impairment charge (note 4 (f))	—	(53,635)	(45,365)	—	—	—	—	(99,000)
Additions	5,342	2,423	913	2,337	433,269	28,983	13,961	487,228
Capitalized borrowing costs	—	—	—	—	403	—	—	403
Disposals / Consumptions	(953)	(1,133)	(1,056)	(842)	(1,162)	(22,210)	(1,039)	(28,395)
Indexation	—	—	—	—	—	—	17,945	17,945
Transfers	8,699	144,914	273,885	18,660	(448,499)	—	—	(2,341)
Depreciation charge	—	(147,863)	(328,574)	(19,414)	—	(1,073)	(49,226)	(546,150)

Closing net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Values at the end of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of December 31, 2022	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Page 53 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of January 1, 2023	1,335	147,621	61,126	62	210,144

Opening net book value	1,335	147,621	61,126	62	210,144
Translation differences	—	(790)	(79)	—	(869)
Acquisition of business (note 3)	—	3,894	16,433	105	20,432
Additions	—	3,716	12,304	41	16,061
Disposal/Derecognition	—	(85)	(19)	—	(104)
Indexation	(962)	9,784	1,704	100	10,626
Depreciation charge	(26)	(35,178)	(20,854)	(112)	(56,170)

Closing net book value	347	128,962	70,615	196	200,120

Values at the end of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of December 31, 2023	347	128,962	70,615	196	200,120

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value as of January 1, 2022	—	158,197	70,176	130	228,503

Opening net book value	—	158,197	70,176	130	228,503
Additions	1,339	6,445	6,163	14	13,961
Disposal/Derecognition	—	—	(1,039)	—	(1,039)
Indexation	—	14,585	3,360	—	17,945
Depreciation charge	(4)	(31,606)	(17,534)	(82)	(49,226)

Closing net book value	1,335	147,621	61,126	62	210,144

Values at the end of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of December 31, 2022	1,335	147,621	61,126	62	210,144

The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 19.1 million for the year ended December 31, 2023 ($ 14.5 million and $ 20.0 million for the year ended December 31, 2022 and 2021, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 2.8 million for the year ended December 31, 2023 ($ 1.9 million and $ 2.0 million for the year ended December 31, 2022 and 2021, respectively).

Page 54 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2023
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of January 1, 2023	112,174	131,669	29,360	8,899	—	662,307	944,409

Opening net book value	112,174	131,669	29,360	8,899	—	662,307	944,409
Translation differences	(227)	—	—	—	—	—	(227)
Acquisition of business (note 3)	34,451	—	—	—	—	—	34,451
Additions	67,754	32,407	40,333	726	—	—	141,220
Disposals / Consumptions	(113)	(0)	—	(19)	—	—	(132)
Impairment charge (note 4 (e)(2))	—	(42,316)	—	—	—	—	(42,316)
Transfers	3,181	55,016	(55,054)	—	—	—	3,143
Depreciation charge	(35,722)	(48,434)	—	(344)	—	—	(84,500)

Closing net book value	181,498	128,342	14,639	9,262	—	662,307	996,048

Values at the end of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated depreciation	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of December 31, 2023	181,498	128,342	14,639	9,262	—	662,307	996,048

	Year ended December 31, 2022
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value as of January 1, 2022	79,792	141,503	11,231	7,423	—	662,307	902,256

Opening net book value	79,792	141,503	11,231	7,423	—	662,307	902,256
Additions	57,689	—	50,627	1,831	—	—	110,147
Transfers	2,348	32,498	(32,498)	—	—	—	2,348
Depreciation charge	(27,655)	(42,332)	—	(355)	—	—	(70,342)

Closing net book value	112,174	131,669	29,360	8,899	—	662,307	944,409

Values at the end of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of December 31, 2022	112,174	131,669	29,360	8,899	—	662,307	944,409
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb)(1) and (4)).

Page 55 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2023	2022

At the beginning of the year	821,571	751,475

Acquisition of business (note 3)	400,037	—
Derecognition related to the increase of the participation in Usiminas	(771,995)	—
Equity in earnings of non-consolidated companies	105,305	37,114
Other comprehensive income and other effects	(2,812)	48,475
Dividends from non-consolidated companies (1)	(34,841)	(15,493)

At the end of the year	517,265	821,571
(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.
The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	—	34.39%	—	725,705
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	116,849	90,559
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	—	124,064	—
MRS Logística S.A	Brazil	Logistical services	11.41%	—	235,268	—
Other non-consolidated companies (1)					41,084	5,307

					517,265	821,571
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.
(a) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its unaudited annual accounts as of and for the year ended December 31, 2023, that revenues amounted to $ 444 million ($ 580 million as of December 31, 2022), net profit from continuing operations to $ 55 million ($ 55 million as of December 31, 2022), non-current assets to $ 766 million ($ 766 million as of December 31, 2022), current assets to $ 175 million ($ 131 million as of December 31, 2022), non-current liabilities to $ 466 million ($ 527 million as of December 31, 2022), current liabilities to $ 232 million ($ 181 million as of December 31, 2022) and shareholders’ equity to $ 243 million ($ 189 million as of December 31, 2022).

Page 56 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 136.3 million as of December 31, 2023, and which are due in June 2026.

On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4,30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $ 68 million. As of December 31, 2023, the outstanding syndicated loan amount was of $ 267 million and Ternium Investments’ participation was of $ 55 million.

For commitments from Ternium in connection with Techgen, see note 25.

(b) Unigal Usiminas Ltda.
Unigal is a Brazilian joint venture with a plant located in Ipatinga, Minas Gerais, between Usiminas and Nippon Steel Corporation, which hold 70% and 30% ownership interest, respectively. The main activity of this joint venture is the transformation of cold-rolled coils, provided only by Usiminas, into hot-dipped galvanized coils. The plant has a galvanizing production capacity of 1,030 million tons per year. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of December 31, 2023, that non-current assets amounted to $ 163 million, current assets to $ 40 million, non-current liabilities to $ 48 million, current liabilities to $ 11 million and shareholders’ equity to $ 143 million. Revenues amounted to $ 37 million and net profit from continuing operations to $ 17 million for the six-month period ended December 31, 2023.
(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.41% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of December 31, 2023, that non-current assets to $ 2,779 million, current assets to $ 954 million, non-current liabilities to $ 1,709 million, current liabilities to $ 704 million and shareholders’ equity to $ 1,320 million. Revenues amounted to $ 727 million and net profit from continuing operations to $ 148 million for the six-month period ended December 31, 2023.

Page 57 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
15.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Receivables with related parties (Notes 26 and 14 (a))	135,124	127,008
Employee advances and loans	28,812	21,729
Advances to suppliers for the purchase of property, plant and equipment (1)	181,962	44,067
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26) (1)	123,599	2,444
Other tax credits (2)	356,687	117,111
Judicial deposits and other receivables (2)	178,602	—
Others	68,459	6,331

Receivables, net – Non-current	1,073,245	318,690

	As of December 31,
	2023	2022

Value added tax (2)	508,318	133,860
Income tax credits	486,470	400,949
Other tax credits	41,909	37,461
Employee advances and loans	12,592	6,782
Advances to suppliers	39,288	22,257
Advances to suppliers with related parties (Note 26)	3,166	6,089
Expenses paid in advance	28,207	17,850
Government tax refunds on exports	4,120	1,677
Receivables with related parties (Note 26)	11,387	17,154
Others	37,407	18,683

Receivables, net – Current	1,172,864	662,762
(1) The increase in the year 2023 is related to the ongoing investment plan in the Pesquería plant in Mexico.
(2) The increase in the year 2023 is related to the increase of participation in Usiminas.

Page 58 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
16.    TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Trade receivables	6,430	—
Allowance for doubtful accounts (Note 19)	(6,430)	—

Trade receivables, net – Non-current	—	—

	As of December 31,
	2023	2022

Current accounts	2,092,361	1,110,481
Trade receivables with related parties (Note 26)	26,183	80,078
Allowance for doubtful accounts (Note 19)	(53,045)	(9,870)

Trade receivables, net - Current	2,065,499	1,180,689

	Trade receivables, net as of December 31, 2023
	Total	Fully performing	Past due

Guaranteed	697,001	664,698	32,303
Not guaranteed	1,427,973	1,246,206	181,767

Trade receivables	2,124,974	1,910,904	214,070

Allowance for doubtful accounts (Note 19)	(59,475)	—	(59,475)

Trade receivables, net	2,065,499	1,910,904	154,595

	Trade receivables, net as of December 31, 2022
	Total	Fully performing	Past due

Guaranteed	527,700	498,962	28,738
Not guaranteed	662,859	590,093	72,766

Trade receivables	1,190,559	1,089,055	101,504

Allowance for doubtful accounts (Note 19)	(9,870)	—	(9,870)

Trade receivables, net	1,180,689	1,089,055	91,634

17.    INVENTORIES, NET

	As of December 31,
	2023	2022

Raw materials, materials and spare parts	1,409,316	963,732
Goods in process	2,312,068	1,681,239
Finished goods	947,768	553,965
Goods in transit	479,248	365,675
Obsolescence allowance (Note 19)	(200,024)	(79,063)
Valuation allowance	—	(15,333)

Inventories, net	4,948,376	3,470,215

Page 59 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS, NON-CURRENT AND CURRENT

	As of December 31,
	2023	2022

Investments in debt instruments and other	210,774	100,464
Other investments	156	252

Other investments, net – Non-current	210,930	100,716

	As of December 31,
	2023	2022

(i) Other investments
Other deposits with maturity of more than three months	1,975,646	1,875,026

Other investments - Current	1,975,646	1,875,026
(ii) Cash and cash equivalents
Cash and banks	492,684	371,797
Restricted cash	3,129	30
Short-term bank deposits	478,778	772,953
Other deposits with maturity of less than three months	871,422	508,575

Cash and cash equivalents	1,846,013	1,653,355

19.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2023

Values at the beginning of the year	—	81,422	38,104
Translation differences	75	(4,108)	7,558
Acquisition of business (note 3)	6,663	856,153	58,127
Additions	—	37,112	828
Reversals	(308)	(96,761)	(162)
Uses	—	(33,897)	—

As of December 31, 2023	6,430	839,921	104,455

Year ended December 31, 2022

Values at the beginning of the year	—	83,299	32,098
Translation differences	—	2,999	2,735
Additions	—	5,889	3,271
Reversals	—	(6,959)	—
Uses	—	(3,806)	—

As of December 31, 2022	—	81,422	38,104

Page 60 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
19.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2023

Values at the beginning of the year	9,870	79,063	3,304
Translation differences	(771)	(1,521)	(217)
Acquisition of business (note 3)	37,963	77,895	1,428
Additions	15,639	35,215	6,946
Reversals	(2,803)	(30,508)	—
Uses	(6,853)	39,880	(4,129)

As of December 31, 2023	53,045	200,024	7,332

Year ended December 31, 2022

Values at the beginning of the year	9,472	61,476	3,610
Translation differences	544	—	(465)
Additions	1,786	36,666	3,558
Reversals	(1,672)	(15,862)	—
Uses	(260)	(3,217)	(3,399)

As of December 31, 2022	9,870	79,063	3,304

20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2023	2022

At the beginning of the year	37,495	(25,471)

Acquisition of business (note 3)	1,327,232	—
Translation differences	(4,373)	330
Recognition of previously unrecognized tax losses	128,634	—
Charges directly to other comprehensive income	(48,854)	(18,056)
Deferred tax credit (note 11)	102,431	80,692

At the end of the year	1,542,565	37,495

Page 61 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2023

Property, pland and equipment	(200,556)	(2,360)	412,320	—	—	114,134	323,538
Inventories	(69,594)	(903)	116,290	—	—	(27,962)	17,831
Intangible assets	(22,923)	(683)	143,033	—	—	14,901	134,328
Provisions	98,999	(698)	255,529	—	—	267	354,097
Trade receivables	15,515	—	28,510	—	—	(1,351)	42,674
Tax losses (1)	17,400	4,901	304,237	—	—	56,433	382,971
Other (2)	198,654	(4,630)	67,313	(48,854)	128,634	(53,991)	287,126

At the end of the year	37,495	(4,373)	1,327,232	(48,854)	128,634	102,431	1,542,565
(1) As of December 31, 2023, the recognized deferred tax assets on tax losses amount to $ 383.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $ 14.2 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $ 357.4 million from Usinas Siderúrgicas de Minas Gerais S.A. and $ 889.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2022 amounted to $ 2.1 billion and the estimated tax loss for the fiscal year 2023 amounted to $ 30.1 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2022 amounted to $ 2.6 billion and the estimated tax result for fiscal year 2023 amounted to $ 0.9 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2022

Property, pland and equipment	(353,420)	—	—	—	—	152,864	(200,556)
Inventories	49,437	—	—	—	—	(119,031)	(69,594)
Intangible assets	(26,323)	—	—	—	—	3,400	(22,923)
Provisions	82,139	—	—	—	—	16,860	98,999
Trade receivables	35,144	—	—	—	—	(19,629)	15,515
Tax losses (1)	3,578	—	—	—	—	13,822	17,400
Other (2)	183,975	332	—	(18,059)	—	32,406	198,654

At the end of the year	(25,470)	332	—	(18,059)	—	80,692	37,495
(3) As of December 31, 2022, the recognized deferred tax assets on tax losses amount to $ 17,4 million and there are net unrecognized deferred tax assets of $ 202.0 million and unrecognized tax losses amounting to $ 879.0 million. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

Page 62 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES- NON-CURRENT AND CURRENT

	As of December 31,
	2023	2022

(i) Other liabilities - Non current
Post-employment benefits	673,453	405,018
Other employee benefits	93,194	84,028
Asset retirement obligation (note 19) (1)	104,455	38,104
Put option liability (note 3 (e))	249,264	—
Other	28,632	11,064

Other liabilities – Non-current	1,148,998	538,214
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2023	2022

Present value of obligations	1,975,462	405,018
Fair value of plan assets	(1,525,330)	—
Asset ceiling	223,321	—

Net liability (asset) in the statement of financial position	673,453	405,018
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2023	2022

Current service cost	14,876	13,721
Interest cost (income), net	30,686	32,660
Interest on Asset ceiling/ Onerous liability	20,973	—
Reversal of prior service cost - Saúde Usiminas healthcare plan	(108,696)	—

Total included in income statement	(42,161)	46,381
The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2023	2022

Remeasurements
Effect of changes in demographic assumptions	(31,024)	3,990
Effect of changes in financial assumptions	26,509	(36,927)
Effect of experience adjustments	66,817	8,370
Change in asset ceiling	32,707	—
Expected return on assets	(42,882)	—

Total included in other comprehensive income	52,127	(24,567)

Page 63 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
21.    OTHER LIABILITIES- NON-CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2023	2022

At the beginning of the year	405,018	390,942
Acquisition of business (note 3)	1,529,949	—
Transfers, new participants and funding of the plan	30,116	(508)
Total expense	79,396	46,381
Remeasurements	62,302	(24,567)
Translation differences	40,168	21,088
Contributions paid	(171,487)	(28,318)
At the end of the year	1,975,462	405,018
Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2023	2022

At the beginning of the year	—	—
Acquisition of business (Note 3) (1)	1,462,147	—
Expected return on assets	42,882	—
Interest income	142,529	—
Translation differences	(5,933)	—
Funding of the plan	14,848	—
Contributions paid	(131,143)	—
At the end of the year	1,525,330	—
(1) The asset ceiling at the acquisition date amounted to $ 169.7 million.
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2023	2022

Usiminas shares	64,819	—
Non-US government securities	1,054,671	—
Fixed income	99,602	—
Investments funds	241,481	—
Others	64,757	—
At the end of the year	1,525,330	—
As of December 31, 2023, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 2022).

Page 64 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
21.    OTHER LIABILITIES- NON-CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2023	2022

Discount rate	9.00%	9.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2023	2022

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2023	2022

Discount rate	5.23% - 5.40%	—
Compensation growth rate	0.50% - 2.90%	—
Long-term increase in medical service costs	4.75%	—
Expected return on plan assets	9.28% - 9.46%	—
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-7.6%	9.1%
Compensation growth rate	1.00%	0.4%	-1.0%
Pension growth rate	1.00%	-1.0%	-0.5%
Life expectancy	1 year	1.4%	-1.4%
The estimated future payments for the next five years will be between $ 178.9 million and $ 197.3 million per year.
The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $ 275 million.

	As of December 31,
	2023	2022

(ii) Other liabilities - Current
Payroll and social security payable	174,188	150,378
VAT liabilities	68,178	113,842
Other tax liabilities	70,815	55,622
Termination benefits	100	761
Related Parties (Note 26)	3,588	515
Asset retirement obligation (Note 19)	7,332	3,303
Dividends payable	51,249	—
Others	54,263	20,422

Other liabilities – Current	429,713	344,843

Page 65 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2023 and 2022 were as follows:

	As of December 31,
	2023	2022

Contracts with positive fair value
Commodities contracts	247	—
Foreign exchange contracts	15,159	227

	15,406	227

Contracts with negative fair value
Interest rate swap contracts	—	(1)
Commodities contracts	(6,190)	(504)
Foreign exchange contracts	(2,030)	—

	(8,220)	(505)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2023, most of the Company’s long-term borrowings were at variable rates, except for the debentures issued by Usiminas.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $ 100 million, at an average rate of 1.92%. These agreements became effective during July 2014, were due in July 2022 and were accounted for as cash flow hedges. As of December 31, 2023 and 2022, there were no outstanding cash flow hedge reserve related to these agreements.
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Interest rate derivatives
	Gross amount	Income tax	Total

As of December 31, 2021	(60)	20	(40)

(Decrease) / Increase	1	(1)	—
Reclassification to income statement	59	(19)	40

As of December 31, 2022	—	—	—

(Decrease) / Increase	—	—	—
Reclassification to income statement	—	—	—

As of December 31, 2023	—	—	—

Page 66 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2023, 2022 and 2021, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in its local currency. As of December 31, 2023, the notional amount on these agreements amounted to $ 81.2 million, out of which $ 37.6 million will be settling on January 2, 2024.

During 2023, 2022 and 2021, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The notional amount hedged as of December 31, 2023, was EUR 556.9 million. These agreements will be due up to September 2025 and have been accounted for as cash flow hedges. As of December 31, 2023, the aggregate notional amount on these agreements amounted to $ 605.3 million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	22,721	(6,824)	15,897
Reclassification to income statement	—	—	—

As of December 31, 2023	22,721	(6,824)	15,897

Furthermore, during 2023 and 2022, Ternium Mexico has entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in its local currency. As of December 31, 2023, there is no notional amount outstanding on these agreements.

During 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by trade receivables denominated in Guatemalan quetzals. As of December 31, 2023, the notional amount on these agreements amounted to $ 2.0 million.

During 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in Colombian pesos. As of December 31, 2023, the notional amount on these agreements amounted to $ 94.7 million, out of which $ 40.0 million will be settling on January 2, 2024.

During 2023, Ternium Procurement entered into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2023, the notional amount on these agreements amounted to $ 1.0 million.

Page 67 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The net fair values of the exchange rate derivative contracts as of December 31, 2023 and 2022 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2023	2022

EUR/$	Forward - Buy EUR	556.9 million EUR	15,159	258
COP/$	ND Forward - Sell COP	697.9 billion COP	(2,024)	227
GTQ/$	ND Forward - Sell GTQ	15.7 million GTQ	(6)	—
MXN/$	ND Forward - Sell MXN		—	(258)

			13,129	227
COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

(c) Commodities contracts

During 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2023, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $ 8.4 million.

During 2023 and 2022, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2023, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $ 57.8 million.

Page 68 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2023
Values at the beginning of the year	49,015	190,134	239,149
Translation differences	(750)	4,799	4,049
Acquisition of business (Note 3)	8,009	17,668	25,677
Net proceeds	2,746	11,810	14,556
Indexation	5,755	5,384	11,139
Repayments	(58,900)	—	(58,900)
Interest accrued	16,200	—	16,200
Interest paid	(10,783)	—	(10,783)
Reclassifications	40,882	(40,882)	—

As of December 31, 2023	52,174	188,913	241,087

Year ended December 31, 2022
Values at the beginning of the year	44,371	215,250	259,621
Translation differences	(1,506)	(4,180)	(5,686)
Net proceeds	3,903	9,763	13,666
Indexation	3,107	14,988	18,095
Repayments	(49,404)	(6)	(49,410)
Interest accrued	14,468	—	14,468
Interest paid	(11,605)	—	(11,605)
Reclassifications	45,681	(45,681)	—

As of December 31, 2022	49,015	190,134	239,149

	As of December 31, 2023	As of December 31, 2022
Commitments in relation to finance leases are payable as follows:
Within one year	57,002	60,233
Later than one year but not later than five years	159,888	151,255
Later than five years	87,557	108,191
Minimum lease payments	304,447	319,679
Future finance charges	(63,360)	(80,530)
Total Financial lease liabilities	241,087	239,149

The present value of finance lease liabilities is as follows:
Within one year	52,174	49,015
Later than one year but not later than five years	140,330	117,654
Later than five years	48,583	72,480
Total minimum lease payments	241,087	239,149

Page 69 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
24.    BORROWINGS

	As of December 31,
	2023	2022

(i) Non-current
Bank borrowings	9,353	534,352
Bonds	747,260	—
Debentures	454,136	—
Less: debt issue costs	(4,788)	(1,651)

	1,205,961	532,701

(ii) Current
Bank borrowings	915,989	500,091
Bonds	23,485	—
Debentures	4,220	—
Less: debt issue costs	(3,241)	(927)

	940,453	499,164

Total Financial Debt	2,146,414	1,031,865

The maturity of borrowings is as follows:

	Expected Maturity Date
	2024	2025	2026 and thereafter	At December 31, (1)
				2023	2022

Borrowings - Fixed Rate	315,696	—	—	315,696	295,033
Borrowings - Floating Rate	599,727	9,335	—	609,062	736,832
Bonds	21,111	—	743,699	764,810	—
Debentures	3,920	—	452,926	456,846	—

Total	940,454	9,335	1,196,625	2,146,414	1,031,865
(1) As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2023	2022

Bank borrowings	7.28%	6.21%
Bonds	5.88%	—
Debentures	12.52%	—
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2023 and 2022, respectively.

Page 70 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2023	2022

$	Floating	609,062	684,554
$	Fixed	1,021,909	197,259
BRL	Floating	456,846	—
BRL	Fixed	352	—
COP	Fixed	53,135	92,680
GTQ	Fixed	5,110	5,094
COP	Floating	—	38,934
MXN	Floating	—	13,339
ARS	Floating	—	5

		2,146,414	1,031,865
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

Ternium’s most significant current borrowings as of December 31, 2023, were those incurred under Ternium Brasil’s syndicated loan facility, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2023	Maturity

August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
July 2019	Usiminas	Bonds	750	750	July 2026
May 2022	Usiminas	Debentures - 8th emission	145	134	May 2029
December 2022	Usiminas	Debentures - 9th emission	310	287	December 2032

The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2023, Ternium was in compliance with all of its covenants.

Page 71 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

The tax claims and other contingencies recognized at the increase of the participation of Usiminas are included in note 3.

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement.. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

Page 72 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these consolidated financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN's motion, Ternium Investments and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of December 31, 2023, the potential aggregate indemnification payable by Ternium Investments and Ternium Argentina could reach up to BRL 3.1 billion (approximately $ 0.6 billion at the BRL/$ rate as of such date) and BRL 1.1 billion (approximately $ 0.2 billion), respectively.

The Company continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN's motion for clarification, the Company cannot predict the ultimate resolution on the matter.

(b) Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 72.8 million and $ 35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

Page 73 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $ 17.5 million and $ 35.8 million, respectively. The Company had a tax provision of $ 53.3 million already included in its consolidated financial statements as of September 30, 2023. The payment to the SAT was done on October 9, 2023, and the Company received formal documentation issued by the SAT with the closure of both audits.

(c) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter (nil and $ 4.5 million as of December 31, 2023 and 2022, respectively; the decrease in the provision was mainly due to the favorable outcome for a part of the lawsuits).

(d) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 37.5 million and $ 34.8 million as of December 31, 2023 and 2022, respectively).

Page 74 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 304.9 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 48.6 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 5.3 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 167.1 million, which is due to terminate in 2037.

(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 175.5 million. Also, Vientos de Olavarría, a subsidiary controlled by Ternium Argentina, subscribed various contracts for the maintenance and the operation of the wind farm for a total of $ 62.0 million payable until the year 2054.

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

Page 75 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 19.8 million. As of December 31, 2023, the outstanding amount under the natural gas trading agreement was $6.5 million, which is below the amount included in the guarantee letter issued by Ternium México. The contract with NEG was renewed in June 28, 2022, and the guarantee letter covering up to the above-mentioned amount was issued in January 2023.

(g) In June 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($ 400 million was disbursed during 2018 and $ 600 million by the end of June 2019). On January 12, 2023, Ternium Mexico made a pre-payment of the remaining balance, leaving the loan fully amortized.

(h) Ternium Mexico issued a guarantee letter covering up to approximately $ 59.9 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018 and terminates on June 30, 2041.

(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $ 421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities, valid until April 2025. As of December 31, 2023, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(j) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $ 3.7 million.

(k) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $ 4.8 million.

Page 76 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2023, the outstanding value of this commitment was approximately $ 179.0 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 85.9 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2023.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2023, the outstanding aggregated amount under the stand-by letters of credit was $ 49.6 million, as a result the amount guaranteed by Ternium was approximately $ 23.8 million.

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(p) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2023, the outstanding amount of the mentioned services was approximately $ 21.3 million and is due to terminate in November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 170.2 million as of December 31, 2023. The contract has minimum daily-required volumes.

(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2023, the outstanding amount of this commitment was $ 176.9 million.

Page 77 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate in December 2019. This agreement was automatically renewed for another two years, is due to terminate in December 2024 and can be interrupted by common agreement due to free market conditions’ changes. The outstanding amount was of $ 38.6 million (or 61.3 million m3) as of December 31, 2023. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate in May 2024 and the outstanding amount was $ 1.4 million as of December 31, 2023. The contract only has a penalty in case of anticipated termination.

(u) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. The start of the activities is scheduled to begin in May 2024. This agreement is due to terminate in May 2029 and the outstanding amount was $ 49.6 million as of December 31, 2023. The contract has minimum required volumes and a penalty for early termination.

(v) As of December 31, 2023, Usiminas’ commitments for the acquisition of immobilized assets totaled $ 139.7 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

(w) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $ 336.9 million as of December 31, 2023.

(x) In June 2016, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $ 199.2 million as of December 31, 2023.

(y) In February 2021, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 55.1 million as of December 31, 2023.

Page 78 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(z) In November 2022, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 58.6 million as of December 31, 2023.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Canadian Solar S.A. for the supply to the Ipatinga steel plant facilities until December 2039. As of December 31, 2023, the total outstanding amounted to approximately $ 149.5 million.

(ab) In December 2023, Usiminas S.A. entered into an agreement with Comgas S.A. for the supply of natural gas to the Cubatão Steel Plant facilities until December 2024. The contracted capacity is 240 thousand cubic meters per day with a flexibility of plus or minus 5%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Comgas S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 53.8 million as of December 31, 2023.

(ac) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until December 2024. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 197.9 million as of December 31, 2023.

(iii)     Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Page 79 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
26.    RELATED PARTY TRANSACTIONS
As of December 31, 2023, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2023	2022	2021
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	163,591	720,137	950,792
Sales of goods to other related parties	174,869	224,698	195,636
Sales of services and others to non-consolidated parties	168	177	178
Sales of services and others to other related parties	3,932	4,213	1,496
	342,560	949,225	1,148,102
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	491,011	643,494	508,784
Purchases of goods from other related parties	81,404	70,951	65,964
Purchases of services and others from non-consolidated parties	23,574	13,735	10,279
Purchases of services and others from other related parties	103,334	78,899	98,065

	699,323	807,079	683,092
(c) Financial results
Income with non-consolidated parties	12,263	8,298	6,256
Expenses in connection with lease contracts from other related parties	(757)	(976)	(1,013)

	11,506	7,322	5,243
(d) Dividends received
Dividends from non-consolidated parties	34,841	15,493	82,122

	34,841	15,493	82,122
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,396	3,300	1,029
Income (expenses), net with other related parties	1,753	682	879

	3,149	3,982	1,908

	As of December 31,
	2023	2022

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	143,292	180,476
Receivables from other related parties	29,402	43,765
Advances from non-consolidated parties	2,843	4,851
Advances to suppliers with other related parties	123,921	3,683
Payables to non-consolidated parties	(149,562)	(91,172)
Payables to other related parties	(27,963)	(20,163)
Lease liabilities with other related parties	(1,379)	(2,287)

	120,554	119,153

Page 80 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2023, the cash compensation of Officers and Directors amounted to $ 26,608 (2022: $ 22,899). In addition, Officers received 1,064,000 Units for a total amount of $ 6,591 (2022: $ 7,220) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2021	(60)	20	(40)	(3,918,344)

(Decrease) / Increase	1	(1)	—	42,708
Reclassification to income statement	59	(19)	40	—

As of December 31, 2022	—	—	—	(3,875,636)

(Decrease) / Increase	22,721	(6,824)	15,897	132,339
Reclassification to income statement	—	—	—	839,437

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(b) Statement of cash flows

	Year ended December 31,
	2023	2022	2021

(i) Changes in working capital (1)
Inventories	202,470	438,090	(1,906,524)
Receivables and others	6,342	10,888	(41,535)
Trade receivables	(104,280)	573,811	(885,200)
Other liabilities	(64,022)	46,403	106,223
Trade payables	280,571	83,306	109,247

	321,081	1,152,498	(2,617,789)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	334,408	573,728	1,397,139
Taxes paid	(495,348)	(1,769,289)	(818,854)

	(160,940)	(1,195,561)	578,285
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(113,433)	(13,940)	(20,948)
Interest received	202,000	31,880	62,912
Interest paid	(133,706)	(42,735)	(36,063)

	(45,139)	(24,795)	5,901
(1)Changes in working capital are shown net of the effect of exchange rate changes.

Page 81 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2021	(259,621)	(822,573)	(656,465)	(1,738,659)
Cash flows	61,015	467,014	625	528,654
Reclassifications	—	(124,140)	124,140	—
Acquisitions - finance leases	(13,666)	—	—	(13,666)
Foreign exchange adjustments	5,686	26,093	58	31,837
Other non cash movements	(32,563)	(45,558)	(1,059)	(79,180)
As of December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)
Cash flows	69,683	248,587	12,500	330,770
Reclassifications	—	(511,723)	511,723	—
Acquisitions - finance leases	(14,556)	—	—	(14,556)
Acquisition of business (note 3)	(25,677)	(26,558)	(1,197,841)	(1,250,076)
Foreign exchange adjustments	(4,049)	(30,199)	2,267	(31,981)
Other non cash movements	(27,339)	(121,396)	(1,909)	(150,644)
As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)

Page 82 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2023:

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

As of December 31, 2023, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

OECD Pillar Two Rules – Amendments to IAS 12

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024. In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company. In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2023, and have not been early adopted:

Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include the carrying amount of the liability, information about the covenants, and facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

Page 83 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

IFRS S1, ‘General requirements for disclosure of sustainability-related financial information

IFRS S1 was issued in June 2023. It sets out overall requirements with the objective to require an entity to disclose information about its sustainability-related risks and opportunities that is useful to the primary users of general purpose financial reports in making decisions relating to providing resources to the entity and that could reasonably be expected to affect the entity’s cash flows, its access to finance or cost of capital over the short, medium or long term. It sets out general requirements for the content and presentation of those disclosures so that the information disclosed is useful to primary users in making decisions about providing resources to the entity.

Amendments to IAS 21 - Lack of Exchangeability.

On August 15, 2023, the IASB published Lack of Exchangeability (Amendments to IAS 21), which that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

Other standards and interpretations non-significant for the Company’s financial statements:
– Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies
– Amendments to IAS 8 – Definition of accounting estimates
– Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements
– IFRS 17 Insurance Contracts

Page 84 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2023:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(469)
EU euro (EUR)	97	(0)
Argentine peso (ARS)	(135)	—
Mexican peso (MXN)	(313)	—
Brazilian real (BRL)	59	—
Colombian peso (COP)	(20)	—
Yenes (JPY)	115	—
Other currencies	(2)	(0)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 1.3 million and a pre-tax gain of $ 0.2 million as of December 31, 2023 and 2022, respectively.

(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 3.1 million and $ 2.6 million as of December 31, 2023 and 2022, respectively.

Page 85 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)
(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.2 million and $ 0.9 million as of December 31, 2023 and 2022, respectively.

(d)Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 4.1 million and a pre-tax loss of $ 0.4 million as of December 31, 2023 and 2022, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been $ 8.7 million higher ($ 3.3 million higher as of December 31, 2022), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 2.7 billion, the currency translation adjustment included in total equity would have been $ 6.1 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2023.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.46% and 6.21% as of December 31, 2023 and 2022, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,065.9 million (49.7% of total borrowings) as of December 31, 2023, and $ 736.8 million (71.4% of total borrowings) as of December 31, 2022.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2023, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2023 would have been $ 18.3 million lower ($ 12.1 million lower as of December 31, 2022).

Effect of IBOR reform

Reform and replacement of various inter-bank offered rates (‘IBORs’) became a priority for regulators. Most IBOR rates stopped being published by December 31, 2022, while certain and most used U.S. dollar LIBOR rates stopped being published by June 30, 2023.

During 2023 Ternium finished the transition to the alternative interest rates benchmark (mostly SOFR based) for the remaining outstanding loans that continued to be based in U.S. dollar LIBOR rates as of December 31, 2022. All newly transacted U.S. dollar floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments).

Page 86 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)

The Company prepared a sensitivity analysis considering this situation and concluded that no material impacts derived from this change. The Company also enhanced its systems and internal processes to ensure smooth transition from IBOR to alternative benchmark interest rates.

1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 34.8% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2023, in comparison with approximately 59.9% as of December 31, 2022. The investments in financial assets are as follows:

	As of December 31, 2023	As of December 31, 2022

Cash and cash equivalents	1,846,013	1,653,355

Other Investments - Current and Non-Current	2,186,420	1,975,490
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	1,025,207	576,784
Deposit certificates and investment funds	844,428	204,802
Commercial papers	129,798	323,386
Other	50,981	48,596
Bonds and other fixed income	1,160,230	1,395,853
Non - U.S. government securities	928,419	651,633
U.S. government and corporate securities	231,811	744,220
Other notes	983	2,853

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

Page 87 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2023, trade receivables total $ 2,065.5 million ($ 1,180.7 million as of December 31, 2022). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 1.4 million ($ 0.1 million as of December 31, 2022), credit insurance of $ 686.2 million ($ 520.6 million as of December 31, 2022) and other guarantees of $ 9.4 million ($ 7.0 million as of December 31, 2022).

As of December 31, 2023, trade receivables of $ 1,910.9 million ($ 1,089.1 million as of December 31, 2022) were fully performing.

As of December 31, 2023, trade receivables of $ 214.1 million ($ 101.5 million as of December 31, 2022) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was $ 59.5 million as of December 31, 2023 ($ 9.9 million as of December 31, 2022).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2023, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,691
EU euro (EUR)	160
Argentine peso (ARS)	34
Mexican peso (MXN)	679
Brazilian real (BRL)	1,667
Colombian peso (COP)	79
Other currencies	1

4,311

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2024	2025	2026	2027	Thereafter

Borrowings	940	9	744	94	359
Interests to be accrued (1)	189	164	134	96	153
Trade payables and other liabilities	2,253	46	18	17	65
Lease liabilities	52	47	33	31	78

Total	3,434	266	929	238	655
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2023, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $ 1,886.0 million.

Page 88 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.11 and 0.07 as of December 31, 2023 and 2022, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	472,384	—	—	472,384
Derivative financial instruments	—	15,406	—	15,406
Trade receivables	2,065,499	—	—	2,065,499
Other investments	883,513	142,677	1,160,230	2,186,420
Cash and cash equivalents	1,367,235	478,778	—	1,846,013
Total	4,788,631	636,861	1,160,230	6,585,722

As of December 31, 2023 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	487,792	487,792
Trade payables	—	2,159,647	2,159,647
Derivative financial instruments	8,220	—	8,220
Finance lease liabilities	—	241,087	241,087
Borrowings	—	2,146,414	2,146,414
Total	8,220	5,034,940	5,043,160

As of December 31, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	197,686	—	—	197,686
Derivative financial instruments	—	227	—	227
Trade receivables	1,180,689	—	—	1,180,689
Other investments	483,209	96,428	1,395,853	1,975,490
Cash and cash equivalents	880,402	772,953	—	1,653,355
Total	2,741,986	869,608	1,395,853	5,007,447

As of December 31, 2022 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	64,968	64,968
Trade payables	—	1,102,264	1,102,264
Derivative financial instruments	505	—	505
Finance lease liabilities	—	239,149	239,149
Borrowings	—	1,031,865	1,031,865
Total	505	2,438,246	2,438,751

Page 89 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)
Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2023 and 2022:

	Fair value measurement as of December 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	478,778	478,778	—	—
Other investments	1,302,907	1,086,319	197,743	18,845
Derivative financial instruments	15,406	—	15,406	—

Total assets	1,797,091	1,565,097	213,149	18,845

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	8,220	—	8,220	—

Total liabilities	8,220	—	8,220	—

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—

Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—

Total liabilities	505	—	505	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2023 and 2022, corresponds to the initial investment and to the changes in its fair value, as follows:

	Guarantee fund companies	Non - U.S. government securities
As of December 31, 2022	2,854	41,163
Disinvestment	(2,169)	(5,801)
Interest accrued	—	(4,137)
Changes in fair value	2,441	(3,657)
Reclassifications	—	(9,706)
Net foreign exchange gain	(2,143)	—
At December 31, 2023	983	17,862

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TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 2 to Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Depending on the nature of the hedged item, Ternium either recognizes its derivative financial instruments’ transactions in the statement of financial position at cost and subsequently measures changes on a monthly basis at fair value, or undertakes hedge accounting, classifying these transactions as cash flow hedges. While changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement, changes in transactions classified as cash flow hedges are disclosed as an equity reserve in the statement of comprehensive income. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

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TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
29.    FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2023 and 2022, the effective portion of designated cash flow hedges (net of taxes) amounted to $ 15.9 million and nil, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

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TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MULC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

• The Argentine Central Bank is issuing newly created Bonds (“BOPREAL”) with a maturity of 4 years (2027) that can only be purchased in Argentine Pesos in the primary offerings by debtors under any such import debts and, then, such bonds can be sold for a price payable in foreign currency that can be used to pay suppliers under such debts, without having the importer any restriction to enter into any other foreign exchange transaction in the MULC. The secondary market of the BOPREAL is still in formation. In addition, from April 1, 2024 any such importer who purchased the bonds in the primary offerings may enter into the securities transactions described below to obtain foreign currency (for an amount that does not exceed in USD of the difference between the nominal value of the bonds and market prices when they are sold) to be able to pay the above-mentioned import debts, without having the importer any restriction to enter into any other foreign exchange transaction in the MULC. Access to the MULC to pay for imports that have obtained customs clearance as from December 13, 2023, does not require government approval but, it requires that the price is paid in four equal instalments payable on the 30th, 60th, 90th and 120th day counted from the customs clearance of the good imported.

• Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Ternium Argentina carries out all of its import and export transactions through MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2023, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of December 31, 2023, and for the year then ended, revenues amounted to $ 3,419 million (2022: $3,830 million), net profit from continuing operations to $ 686 million (2022: $ 756 million), total assets to $ 5,083 million (2022: $ 5,258 million), total liabilities to $ 759 million (2022: $511 million) and shareholders’ equity to $ 4,324 million (2022: $ 4,747 million).

Page 93 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,094 million as of December 31, 2023, broken down as follows:
- $ 902 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 136 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.
- $ 56 million in Argentine pesos-denominated instruments, mainly mutual funds.

Ternium Argentina’s financial position in ARS as of December 31, 2023, amounted to $ 103 million in monetary assets and $ 220 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. The Argentine peso devaluated by approximately 55% upon the change of government. In the event of an additional devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $ 624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve as of the collection date. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. The equity reserve amounted to approximately $ 113 million as of December 31, 2023, and will be reclassified to financial results upon disposal of the remaining bonds.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

Page 94 of	95

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

31. TERNIUM TO INTEGRATE OPERATIONS IN THE USMCA

On February 14, 2023, Ternium's Board of Directors approved the construction of a new upstream production capacity project into the company’s existing downstream facility in Pesquería, Nuevo León, Mexico. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $ 2.4 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. Start of operations is anticipated to occur during the first half of 2026.

Pablo Brizzio
Chief Financial Officer

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